(212) 756-2140                                     elisabeth.neuberg@srz.com

                                                  October 7, 2004

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Nicholas Panos
            S. Richard Lee

            Re:    Ames True Temper, Inc. -- Registration Statement on Form S-4
                   File No. 333-118086 (the "Registration Statement")

Dear Messrs. Panos and Lee:

     On behalf of Ames True Temper, Inc. (the "REGISTRANT"), we have filed simultaneously by EDGAR Amendment No. 1 to the above-referenced Registration
Statement ("AMENDMENT NO. 1") addressing comments contained in the Comment
Letter (as defined below). We note that the appropriate filing fee was previously sent by the Registrant to the Commission by wire transfer.

     This letter is in response to the comments of the Staff set forth in its letter dated September 7, 2004, concerning the Registration Statement (the
"COMMENT LETTER"). For the convenience of the Staff, we have repeated each of the Staff's comments in italics immediately above our response to the corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

     Our responses to the Staff's comments set forth in the Comment Letter are as follows:

Securities and Exchange Commission
October 7, 2004

General

1.   In your supplemental letter, you state that you will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the new notes to be acquired in the exchange offer, such a secondary resale transaction by such persons should be covered by an effective registration statement containing the selling security holder information required by
     Item507 of Regulation S-K. However, we note that your prospectus does not include such disclosure. Please supplementally advise how you intend to make the offerees aware of the above-mentioned position.

     The prospectus has been revised to include the foregoing statement made in the supplemental letter.

2.   Please update the financial statements when required by Rule 3-12 of
     Regulation S-X.

     We have updated the Registrant's financial information in accordance with
Rule 3-12 of Regulation S-X.

The Exchange Offer  Page 43

Expiration Date; Extension; Amendments  Page 45

3.   You state that you will not be obligated to publish, advertise, or otherwise communicate any announcement of extension, amendment, or termination of the exchange offer, other than by making a timely release to an appropriate news agency. Please supplementally explain how this policy is consistent with the Commission guidance given in Section II.C. of
     Exchange Act Release No. 43069 (July 11, 2000).

     The prospectus has revised to be consistent with Section II.C. of Exchange
Act Release No. 43069.

Consequences of Failure to Exchange  Page 50

4.   Here, you state that holders of the original note who do not tender will not have any further registration rights. On page 49, however, you indicate that you are required to file a shelf registration statement with respect to original notes if certain holders of unregistered notes so request.
     Please reconcile or clarify.

     The foregoing language in the prospectus has been clarified.

Securities and Exchange Commission
October 7, 2004

Signatures

5.   As required by Instruction 1 to the Signature requirements of the Form, the signatures of the controller or principal accounting officer and at least a majority of the board of directors must be included. Please include the appropriate signatures or titles.

     The Registration Statement has been signed by Mr. Richard Dell, the
President and Chief Executive Officer of the Registrants, and by Judy Schuchart,
the Vice President Finance and Chief Financial Officer of the Registrants. Ms.
Schuchart acts as the principal financial officer and the principal accounting officer of the Registrants, and we have clarified this on the signature pages to
Amendment No. 1. Mr. Dell is the sole director of both Registrants of the prospectus.

Exhibits

6.   Please file the missing exhibits including the legality opinion. After reviewing the exhibits, we may have further comments.

     All missing exhibits have been filed with Amendment No.1.

     We also received a supplemental, telephonic comment from the Staff regarding the Forward Looking Statements section on page 22 of the prospectus.
The Staff requested that we delete the reference to the Private Securities
Litigation Reform Act. The prospectus has been revised in accordance with the
Staff's request.

     Amendment No. 1 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter. We respectfully request your prompt review of Amendment No. 1 to the Registration Statement.

     If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2140 or
Michael R. Littenberg of this firm at (212) 756-2524.

                                                     Very truly yours,

                                                     /s/ Elisabeth Neuberg

cc:      Judy Schuchart
         Ames True Temper, Inc.
         Chief Financial Officer

Cc:      Eric Aumen
         Ames True Temper, Inc.
         SEC Reporting Manager